Filed by AlphaSmart, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AlphaSmart, Inc.

Commission File No.: 0-50570

This filing relates to the Agreement and Plan of Merger and Reorganization, dated January 24, 2005, by and among, Renaissance Learning, Inc., RLI Acquisition Corp., Inc., RLI Acquisition Sub, LLC and AlphaSmart, Inc. On January 25, 2005, AlphaSmart distributed the following memorandum to certain of its sales representatives to help them address any questions asked them regarding the proposed merger.

Deal Details:

•	AlphaSmart has agreed to be acquired by Renaissance Learning

•	Announced the deal on Tuesday, Jan 25th 2005

•	Expected close: 3-4 months

•	$3.75 per share (combination of cash or stock)

•	We expect to continue to operate as a wholly-owned subsidiary of Renaissance Learning, and retain the AlphaSmart brand

Who is Renaissance Learning (Nasdaq: RLRN; www.renlearn.com)?

•	Founded in 1986; based in Wisconsin Rapids, WI – previous name Advantage Learning Systems, Inc.

•	Renaissance Learning products are used in over 67,000 schools

•	Renaissance Learning is widely known as the creator of Accelerated Reading (reading management software). They are focused primarily on K12 with solutions for reading (Accelerated Reading, Star Reading, Star Early Literacy), math (Accelerated Math, Star Math), assessment and other curricular areas. The company also offers Renaissance Place, the new web-based, enterprise-wide version of their software

•	$131 MM in 2003 revenues, and $32.5 MM in net income (after-tax margin of approximately 25%)

Why ALSM & RLRN make sense?

•	Vision: to continue to accelerate learning & learning outcomes for all students (K12)

•	Our solutions are complementary in many ways: our strengths are hardware platforms & management software, theirs are software applications. Together we can deliver solutions to increase (accelerate) students’ learning outcomes in all core areas in the classroom, the lab, and at the child’s desk (or home)

•	Together we can make a greater impact in K12 given the trends in funding (increased focus on solutions for core subject areas that have research-based results to prove efficacy), in purchasing decisions (more district-level technology purchases), data-driven decision making (greater need to track/evaluate district-wide data to facilitate decisions)

•	Greater resources for developing, marketing and selling new products

Contacts

•	General Corporate/Analysts: Ketan Kothari

•	Industry Press: Carleen LeVasseur

Additional Information and Where to Find It.

AlphaSmart and Renaissance intend to file a registration statement on Form S-4, which will include a proxy statement/prospectus of AlphaSmart and Renaissance and other relevant materials in connection with the proposed merger transaction involving AlphaSmart and Renaissance. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THIS FILING WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC when they become available at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents files with the SEC by AlphaSmart at AlphaSmart’s web site at www.alphasmart.com or by contacting AlphaSmart investor relations at IR@alphasmart.com or via telephone at (408) 355-1029. Investors and security holders may obtain free copies of the documents filed with the SEC by Renaissance by directing such requests to Renaissance Learning, Inc., Attention: Corporate Secretary, 2911 Peach Street, P.O. Box 8036, Wisconsin Rapids, Wisconsin 54995 or via telephone at (715) 424-3636.

Renaissance, AlphaSmart and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AlphaSmart in connection with the merger transaction. Information regarding directors and executive officers of AlphaSmart and Renaissance and their respective interests in the proposed transaction will be available in the proxy/prospectus of AplhaSmart and Renaissance described above and other relevant materials to be filed with the SEC.